U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

Commission File Number 333-30176

NOTIFICATION OF LATE FILING

(Check One):

Form 10-K        . Form 11-K        . Form 20-F    X . Form 10-Q        . Form N-SAR

For Period Ended:  March 31, 2009

     .Transition Report on Form 10-K

     .Transition Report on Form 10-Q

     .Transition Report on Form 20-F

     .Transition Report on Form N-SAR

     .Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Full Name of Registrant

Trycera Financial, Inc.

Former Name if Applicable

Address of principal executive office

1656 Reunion Avenue

Suite 250

City, State and Zip Code

South Jordan, UT 84095

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  X .

a.

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c.

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

The Company has been unable to complete the review process with the auditor.

Part IV-Other Information

1.

Name and telephone number of person to contact in regard to this notification

Ronald N. Vance	801	446-8802
(Name)	(Area Code)	(Telephone No.)

2.

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 X .Yes          . No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 X .Yes          . No

See attachment

TRYCERA FINANCIAL, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 14, 2009

By  /s/ Bryan Kenyon

      Bryan Kenyon, CFO

TRYCERA FINANCIAL, INC.

(Name of Registrant as specified in charter)

ATTACHMENT

Explanation of Change in Results from Prior Year

During the three months ended March 31, 2009, all operational efforts ceased and management effort was focused on the winding up of existing prepaid card and related financial services operations and to seeking a strategic alternative for the Company’s public entity. The results for the quarter reflect the resulting decrease in revenue and expenses. Below is a summary of the anticipated results of operations for the three months ended March 31, 2009, March 31, 2008.

	The three months ended
	March 31
	2009	2008

Revenue	$87	$72,199
Cost of Revenue	$0	$72,247
Gross Profit	$87	$(48)

Operating Expenses	$44,154	$190,085

Net (Loss	$(44,067)	$(190,133)

Other income (expenses)	$(1,937)	(3,125)

Net (Loss) to
Common Stockholders	$(46,004)	$(193,258)

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